[SeaWorld Entertainment, Inc. Letterhead]

October 14, 2014

VIA EDGAR AND OVERNIGHT MAIL

Linda Cvrkel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, DC 20549

Re:	SeaWorld Entertainment, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 21, 2014

File No. 1-35883

Dear Ms. Cvrkel:

We refer to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 22, 2014, to SeaWorld Entertainment, Inc. (the “Company”) and our response letter to the Staff dated September 22, 2014. The Company submits this letter in response to the comment letter from the Staff dated September 29, 2014, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

To assist in your review, we have retyped the Staff’s comment (displayed in italics) below, with the Company’s response set forth immediately below the Staff’s comment.

Note 11. Long-Term Debt, page F-17

1.    We have reviewed your response to our prior comment number 2 in which you explain the impact of the errors in accounting for the fees incurred in connection with the amendments to your senior secured credit facilities in prior years pursuant to the guidance in ASC 470-50-40, on your results of operations for the years ended December 31, 2013, 2012 and 2011. Given the materiality of the errors that occurred during 2011 to your income before taxes and your net earnings for this period of approximately 22% and 23% respectively, please explain in further detail why you do not believe the errors for this period and for the other affected periods are quantitatively and qualitatively material pursuant to the guidance outlined in SAB Topic 1:M. In your response, please provide a thorough and detailed analysis of how you considered the various factors outlined in SAB Topic 1:M in determining that this misstatement in your income before taxes and net earnings was not quantitatively or qualitatively material. Please also explain in detail why you do not believe the correction of the error for this period and the other affected periods would influence the judgment of a reasonable investor relying on your financial statements as you have indicted in your response.

The Company respectfully advises the Staff that, as discussed in the Company’s response dated September 22, 2014, the Company does not believe the errors for 2011 or for other affected periods are material pursuant to the guidance outlined in Staff Accounting Bulletin (“SAB”) Topic 1.M. Accounting Standards Codification (“ASC”) 250-10-S99-1 (Topic 1.M/SAB 99) states that a matter is considered “material” if there is a substantial likelihood that a reasonable person would consider it important. In the context of a misstatement of a financial statement item, this includes an assessment of relevant qualitative and quantitative factors. ASC 250-10-S99-2 (Topic 1.N/SAB 108) requires that companies evaluate whether an error is material based on both the “Rollover” method and the “Iron Curtain” method. The following summarizes the Company’s analysis in accordance with ASC 250-10-S99-1 (Topic 1.M/SAB 99) and ASC 250-10-S99-2 (Topic 1.N/SAB 108).

Quantitative Assessment of Errors

The Company assessed the quantitative impact of the errors on the Company’s consolidated statements of comprehensive income using both the “Rollover” method and “Iron Curtain” method as discussed in ASC 250-10-S99-2 (Topic 1.N/SAB 108). The Company also evaluated the impacts on the Company’s consolidated balance sheets and statements of cash flows. According to ASC 250-10-S99-1 (Topic 1.M/SAB 99), the use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that—without considering all relevant circumstances—a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. This “rule of thumb” can be used as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.

The Company reviewed the effects of the adjustments on previously filed periods for 2011 through 2013. The following table presents the impact of these corrections for the relevant financial statement line items in the Company’s previously issued consolidated financial statements:

	For the Year Ended December 31, 2013			For the Year Ended December 31, 2012			For the Year Ended December 31, 2011
	As Previously Reported	Adjustments	As Revised	As Previously Reported	Adjustments	As Revised	As Previously Reported	Adjustments	As Revised
Selected Statements of Comprehensive Income Data:	(Unaudited, in thousands, except per share amounts)
Operating expenses	$739,989	$3,333	$743,322	$726,509	$4,073	$730,582	$687,999	$4,326	$692,325

Interest expense	$93,536	$(2,914)	$90,622	$111,426	$(861)	$110,565	$110,097	$(12,356)	$97,741

Loss on early extinguishment of debt and write-off of discounts and deferred financing costs	$32,429	$(2,571)	$29,858	$—	$2,053	$2,053	$—	$15,129	$15,129

Income before income taxes	$75,482	$2,152	$77,634	$116,926	$(5,265)	$111,661	$32,541	$(7,098)	$25,443

Net income	$50,478	$1,442	$51,920	$77,444	$(3,223)	$74,221	$19,113	$(4,324)	$14,789

Earnings per share:
Net income per share, basic	$0.58	$0.02	$0.59	$0.94	$(0.04)	$0.90	$0.23	$(0.05)	$0.18
Net income per share, diluted	$0.57	$0.02	$0.59	$0.93	$(0.04)	$0.89	$0.23	$(0.05)	$0.18

The errors identified are less than 5% for operating income, income taxes, net income and net income per diluted share for the fiscal years ended December 31, 2012 and 2013. However, for the fiscal year ended December 31, 2011, the identified errors were greater than 5% for income before taxes (-21.8%), net income (-22.6%) and net income per diluted share (-22.6%). The Company considered the following additional factors in analyzing the 2011 impact:

•	The Company does not believe the $7.1 million error in income before taxes is material in relation to its overall business which had over $1.3 billion in revenue in 2011 (the error in income before taxes represents less than 1% of revenue for 2011).

•	The Company became a stand-alone entity in December 2009. As the Company recovered from the economic downturn and implemented certain strategic initiatives, it transitioned from losses in 2009 and 2010 to income in 2011 through 2013. This transition resulted in a fairly nominal level of net income in 2011, substantially less than the amount of net income in subsequent periods or the absolute value of the net losses in previous periods. As a result, the percentage impact of the misstatements in 2011 is larger due to the unusually low earnings in 2011; however, the Company does not believe the misstatements are at a dollar level that would be considered material by readers of its financial statements.

•	The 2011 financial statements are over 2 years old and the Company’s stock was not publicly traded in 2011, therefore there were no analyst expectations for 2011 results.

•	The error does not impact cash or Adjusted EBITDA, a non-GAAP financial measure the Company presents in its filings. Adjusted EBITDA is a component of the Company’s debt covenants and investors, lenders, financial analysts and rating agencies have historically used EBITDA related measures in the Company’s industry to make informed investment decisions.

The Company also reviewed the effects of the adjustments on the consolidated balance sheets and noted the errors identified are less than 5% of total assets and total liabilities in all periods presented. There was no impact on current assets or current liabilities and therefore no changes to working capital.

Additionally, the Company reviewed the effects of the adjustments on its consolidated statement of cash flows for 2011 through 2013. The errors result in a reclassification from cash provided by operating activities to cash used in financing activities, with no overall change in cash. The errors identified are less than 5% of cash provided by operating activities for the fiscal years 2011, 2012 and 2013 and less than 5% of cash used in financing activities for 2011 and 2012 but 6.4% for 2013. The variance for fiscal year 2013 is higher as cash flows used in financing activities was largely impacted by the repayment of debt, purchase of treasury stock and dividends paid in 2013 offset by the proceeds from the initial public offering. The Company does not believe the percentage impact to cash used in financing activities for 2013 would be material to a reasonable financial statement user as the total reclassification error for 2013 was $3.3 million.

Qualitative Assessment of Errors

The Company has considered the qualitative impacts noted in SAB 99 as follows:

SAB 99 Considerations:	Company’s Assessment:
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The misstatements did arise from an item capable of precise measurement.

Whether the misstatement masks a change in earnings or other trends.	The misstatements do not mask a change in earnings, revenue or other trends. Furthermore, the misstatements do not impact revenue in any period.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	The misstatements do not hide a failure to meet analysts’ consensus expectations in 2013 or 2014. As the Company was not public until April 2013, there were no analyst expectations in 2011 or 2012. Additionally the misstatements do not impact any forecast or guidance previously provided (the Company began to provide annual guidance in 2013 on revenue and Adjusted EBITDA which are not impacted by the misstatements).

Whether the misstatement changes a loss into income or vice versa.	The misstatements do not change a loss into income or vice versa.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	The misstatements do not relate to a separate segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	The misstatements do not affect compliance with regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	The misstatements do not affect compliance with loan covenants or other contractual requirements. The misstatements do not impact Adjusted EBITDA, a component of the Company’s debt covenants.

Whether the misstatement has the effect of increasing management’s compensation.	The misstatements do not impact management compensation as management compensation is based on Adjusted EBITDA targets.

Whether the misstatement involves concealment of an unlawful transaction.	The misstatements were unintentional and do not conceal an unlawful transaction.

Summary and Conclusion

After performing the quantitative and qualitative materiality assessment above, the Company assessed the materiality of the misstatements and concluded that the errors should not be viewed as important or otherwise influence the judgment of a reasonable investor relying on any of the previously issued financial statements. The Company believes a reasonable person who was considering investing, or has invested in the Company, would focus on the Company’s ability to grow its core operations and generate revenues, neither of which are impacted by these misstatements. The Company believes that the misstatements do not change the overall characterization of the Company’s operating results in any of the identified periods and does not believe that the nature of these errors related to accounting for fees for debt amendments would impact the investment decisions of current or prospective shareholders, nor would they change a reasonable person’s perception of the Company or overall assessment of the Company’s financial health or performance in any of the affected periods.

Since the errors in previously issued financial statements are not material under the “Rollover” method, the Company reviewed the expected impact of correcting the errors in the quarter ended September 30, 2014 (the quarter in which the error was discovered) and assessed the impact on the estimated income for the full fiscal year 2014. The Company believes the cumulative impact of the correction of the errors will be significant to the quarter ended September 30, 2014 under the “Iron Curtain” method. Accordingly, in accordance with ASC 250-10-S99-2 (Topic 1.N/SAB 108), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company will revise its previously issued financial statements to correct the effect of these errors in its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2014, and in subsequent future quarterly and annual filings until the affected comparable periods have been corrected.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any questions you may have and thank you for your attention to our filings. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to the undersigned at (407) 226-5081 or Jim.Heaney@seaworld.com.

Sincerely,

/s/ James M. Heaney
James M. Heaney Chief Financial Officer

cc:	Igor Fert, Simpson Thacher & Bartlett LLP (via email)

Kara Klinger, Deloitte & Touche LLP (via email)